Exhibit 21.1

Virtus Investment Partners, Inc. Subsidiary List

Name	Jurisdiction
DPCM Holdings, Inc.	Illinois
Duff & Phelps Investment Management Company	Illinois
Euclid Advisors, LLC	New York
Kayne Anderson Rudnick Investment Management, LLC	California
Newfleet Asset Management, LLC	Delaware
Virtus Alternative Investment Advisers, Inc.	Connecticut
Virtus Investment Advisers, Inc.	Massachusetts
Virtus Partners, Inc.	Delaware
VP Distributors, LLC	Delaware
Zweig Advisers, LLC	Delaware